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                             June 17, 2024

       Qing Sun
       Chief Executive Officer
       AA Mission Acquisition Corp.
       21 Waterway Avenue, STE 300 #9732
       The Woodlands, TX 77380

                                                        Re: AA Mission
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 31,
2024
                                                            CIK No. 0002012964

       Dear Qing Sun:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 15, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 31, 2024

       Permission, Licenses or Approvals Required from the PRC Authorities, page 10

   1. We note the revisions made in response to prior comment 4. Please clarify whether the
                                                        Trial Measures apply to
this transaction.
       Summary of Risk Factors, page 37

   2. We partially reissue prior comment 6. Please separately discuss the risks that the majority of your directors and
officers being based in or having significant ties to China poses to investors, with
cross-references to the more detailed discussion of these risks in the prospectus.
 Qing Sun
FirstName
AA MissionLastNameQing   Sun
            Acquisition Corp.
Comapany
June       NameAA Mission Acquisition Corp.
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
Risk Factors, page 39

3. We note the revisions to the risk factor on page 68 regarding the use of contractual arrangements in the acquisition of a target business. Please clarify the difference between the risk you are describing here of contractual arrangements and that of the use of a variable interest entity. Such disclosure is currently unclear, especially in light of the disclosure in the risk factor of the prohibitions of foreign ownership in certain industries and the use of contractual arrangements to comply with such requirements.
Permitted Purchases of Our Securities, page 131

4. We note your response to comment 12. Given the revisions to the disclosure, it is still not clear whether initial shareholders who purchase shares from public shareholders during this offering will vote their shares in favor of the initial business combination, given the agreement by the initial shareholders to vote the shares they hold in favor of a business combination, if a vote is held. Please clarify.
Notes to Financial Statements
Note 7: Shareholder's Equity, page F-14

5. We have reviewed your response to comment 13 and note your assertion that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. We also note your disclosure in Note 7 that "the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private
         Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants." Please tell us how you have considered this disclosure in determining the accounting treatment for the warrants. Signatures, page II-7

6. We note that the director nominees are now directors of the company. Please remove the consents from the exhibits index and include the signatures of the majority of the board of directors as required by Instruction 1 to the Signatures to Form S-1. Qing Sun
FirstName
AA MissionLastNameQing   Sun
            Acquisition Corp.
Comapany
June       NameAA Mission Acquisition Corp.
     17, 2024
June 17,
Page 3 2024 Page 3
FirstName LastName
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Michael J. Blankenship